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February 15, 2006	www.cooley.com	Washington, DC 202 842-7800

VIA EDGAR AND FEDERAL EXPRESS	BRENT D. FASSETT
(720) 566-4025
Fassettbd@cooley.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Sonia Barros

Re:	Alexza Pharmaceuticals, Inc.
Confidential Treatment Request
Amendment No. 2 to the Registration Statement on Form S-1
(File No. 333-130644)
Ladies and Gentlemen:
On behalf of Alexza Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-130644 (the “Registration Statement”), marked to show changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2006.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated February 8, 2006, with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Amendment.
Summary
1.	We note your response to comment 6. However, your disclosure is still unclear. Your disclosure states that you are creating proprietary products by combining small molecule drugs that have been in use for many years with your staccato system. This implies that the drugs are the same as the drugs that have been used for many years. Your response to comment 5 states that you are creating aerosolized forms of drugs. if accurate, please revise to clarify that you are creating aerosolized forms of drugs using active pharmaceutical ingredients that have been used for many years and that you are using these aerosolized forms with your staccato system.

February 15, 2006

           In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 52, 54 and 68 of the prospectus.
2.	We note your response to comment 7. The difference between acute treatment of associated panic disorders and the management of anxiety disorder and the short term relief of the symptoms of anxiety is not clear from your revised disclosure. Please explain.
           In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 59 of the prospectus.
3.	We note your response to comment 9. It appears that you have taken one study and concluded that it is representative of the entire population of patients with cancer pain. Please revise to cite to the study and to clarify that it is one study conducted over a three month period.
           In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 61 of the prospectus. We supplementally advise the Staff of the addition of a second study which shows substantially the same result. We are supplementally providing this material to the Staff.
4.	We note your response to comment 11. The discussion of the risks and obstacles you must address in implementing your strategy should be presented in a manner as prominent as the discussion of your strategy, please revise to include a heading to precede the discussion. Additionally, include disclosure that you do not expect any of your product candidates to be available before 2011, if at all.
           In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus.
Risk Factors
Competition in the pharmaceutical industry is intense..., page 20
5.	We note the statement in your response to comment 18 that you are unaware of any companies developing a deep lung inhalation system for small molecule drugs. However, this appears to contradict the disclosure on page 19 which states that you are aware of a biopharmaceutical company that claims a method of making a vapor medicament and that if that party were to receive a patent you may require a license from that party. Please revise or advise.
           The Company respectfully submits that it is unaware of any companies developing a deep lung inhalation system for small molecule drugs. The Company is aware that GW Pharmaceuticals plc (“GW”) has filed a patent application and foreign counterpart that claims a method of making a vapor medicament under specific manufacturing conditions. However, the Company believes that GW, which is developing a portfolio of prescription medicines derived from cannabis, is not actively developing a deep lung inhalation system for small molecule drugs based on its proposed method of making a vapor medicament. The Company is not aware that GW is conducting any clinical trials based on this technology. The Company is also aware that Alkermes, Inc. is developing a deep lung inhalation system for various drugs, including epinephrine, insulin and human growth hormone, none of which can be feasibly be vaporized using the Companys’s Staccato system.

February 15, 2006

If we are unable to establish sales and marketing capabilities..., page 20
6.	We note your response to comment 19. Please revise your disclosure to clarify that you do not expect to establish a sales and marketing organization until at least 2010.
           In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the prospectus.
If we lose our key personnel or are unable to attract and retain additional personnel... page 21
7. Please revise to disclose your change of control agreements.
           In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the prospectus.
Use of Proceeds, page 31
8.	We note your response to comment 27. However, our comment is reissued. Please revise to clarify the amount you expect to spend on the development of each product candidate and the stage of development you reasonably expect to achieve using these proceeds. Additionally, if you anticipate that you will need to use other sources of funding to accomplish these objectives, provide this information here. You may qualify this disclosure by explaining that the actual costs and timing of clinical trials may change depending on such factors as results of preclinical trials, earlier clinical trials, etc.
           In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the prospectus.
Management’s Discussion and Analysis. page 38
Critical Accounting Estimates and Judgments. page 40
Stock-Based Compensation, page 41
9.	Please include a thorough discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price once determined.
           In response to the Staff’s comment, the Company has revised the disclosure on pages 44-46 of the prospectus.

February 15, 2006

Development Status, page 55
10.	We note your response to comment 39. However, you have not provided sufficient information for a reader to understand the significance of a p value less than 0.05. Please provide further explanation.
           In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the prospectus.
11.	We note your responses to comments 40,41 and 42. The difference between the intent to treat population and the treatment received population is still difficult to understand. This results in the graph on page 56 being difficult to understand. Are the two populations from different clinical trials or was there one clinical trial that was analyzed using two different techniques? Please provide further explanation.
           In response to the Staff’s comment, the Company has revised the disclosure on pages 57-58 of the prospectus.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-based compensation, F-16
12.	Refer to your response to our comment 32. Please provide the table included in your response in the financial statements. Also include in the table or in a separate table equity instruments granted to non-employees.
           Based on our conversations with the Staff, our review of the literature and discussions with our independent registered public accounting firm, we have modified the disclosure on pages F16-F17 of the prospectus to include the requested information.
Note 12. Warrants, page F-33
13.	Refer to your responses to comments 51, 52, and 53. Since there are registration rights, it appears that the warrants should be classified as a liability since the rights are outside of the control of the registrant. We do not believe it is appropriate to assess the probability of a demand for registration occurring in determining whether or not a liability needs to be recorded. Thus we repeat our initial comments as follows:
•	Please discuss the registration rights agreement in the footnotes and clearly outline its requirements and any related damages that may be incurred. Discuss the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of any options to have such damages settled in shares.

February 15, 2006

•	Please tell us why you do not believe your warrants meet the criteria of a derivative in SFAS 133. Refer to DIG A17 which states that net share settlement of a warrant meets the third criteria in paragraph 6c of SFAS 133. Clarify to us why you believe equity classification is appropriate for your warrants.
           As discussed with the Staff, the Company respectfully submits that it is not necessary to discuss or to provide disclosure with respect to the registration rights agreement because the exercise of the rights as set forth therein is within the control of the Company.
           Further, the Company believes that the warrants are not considered to be derivatives in accordance with paragraph 11(a) of SFAS 133. Paragraph 11(a) states that the reporting entity shall not consider contracts issued by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position to be derivative instruments.
           In order to conclude that the warrants should be classified in stockholders’ equity, the Company considered the requirements of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. Under EITF 00-19, contracts that require physical settlement or net-share settlement are classified within equity. The warrants and the registration rights agreement, require physical or net-share settlement. EITF 00-19 also discusses additional considerations required for equity classification discussed in paragraphs 12 through 32, which are summarized below, along with the Company’s evaluation of these considerations:
The contract permits the Company to settle in unregistered shares.
           If the Company is required to file a registration statement under the registration rights agreement, it must perform reasonable best efforts to cause such registration statement to become effective. If the Company is unable to cause the registration statement to become effective, the Company may settle the warrants with unregistered shares. There are no other terms within the warrant or registration rights agreement that would preclude the Company from settling the warrants with unregistered shares.
The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
           The Company has sufficient authorized and unissued shares of common stock available to settle the warrants after consideration of all other commitments that may require the issuance of stock.
The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
           The warrants contain an explicit limit on the number of shares to be delivered in a share settlement.
There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.
           There are no required cash payments to the warrant holders in the event that the Company fails to make timely filings with the SEC. There is no provision for liquidated damages contemplated within the warrant or registration rights agreement.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (i.e., there are no cash settled “top-off” or “make-whole” provisions).
           There are no such provisions within the warrant or registration rights agreement.
The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
           The warrants require net-cash settlement only in specific circumstances in which holders of the shares underlying the contract would receive cash in exchange for their shares.
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a stockholder of the underlying the contract.
           There are no provisions in the warrant agreements that indicate that the warrant holders have rights that rank higher than those of a stockholder of the stock underlying the warrants.
           Based on these factors, the Company reviewed SFAS 133, DIG A17, EITF 00-19 and related accounting literature and have concluded that the warrants should be accounted for as equity. Our independent registered public accounting firm reviewed our analysis and concurs with our conclusion.
Note 17. Subsequent Events, page F-37
Officer Notes Receivable, page F-37
14.	Refer to your response to our comment 54. Please include disclosure that indicates the reclassification of accrued stock compensation expense to additional paid-in-capital on the balance sheet upon settlement. Also, please clarify what you mean by “the Company expects to increase the aggregate exercise prices of options to purchase our common stock held by these officers in an amount equal to the amounts of the loans and related taxes”. Clarify the intended accounting treatment of that transaction.
           In response to the Staff’s comment and after consultation with the Company’s independent registered public accounting firm, the Company has revised the disclosures on page F-27 of the prospectus to disclose that the accrued stock compensation remaining on the balance sheet related to these variable awards was reclassified to additional paid-in-capital upon execution of the loan extinguishment agreements with the officers on December 21, 2005.
           In connection with the extinguishment of the officer notes receivable, the executed loan extinguishment agreements contain provisions that will increase the exercise price on options to purchase common stock held by these officers such that the aggregate intrinsic value of their stock option awards is reduced by an amount equal to the total amount of the loans extinguished and related taxes. The exercise price for each option will be increased to an amount equal to the initial public offering price. The number of options that are repriced will be determined based on the number of options required to decrease the total intrinsic value by an amount equal to the loans extinguished plus related taxes divided by the change in exercise price for each option. (As an example, if the initial public offering price is $11.00, in the case of our Chief Executive Officer, his option exercise price is $1.10, and the intrinsic value per share would be $9.90. As a result of the $2.1 million in value from the loan extinguishment ($1.2 million in loan principal and $900,000 in related taxes), the Company would increase the exercise price on 212,121 options ($2.1 million divided by $9.90) from $1.10 to $11.00 per share.) The accounting for the loan extinguishment agreements was reflected in the financial statements for the year ended December 31, 2005.

February 15, 2006

           The Company evaluated the accounting for these transactions as follows:
           As of the date of the modification:
           a. The amount of the loan extinguishment and related taxes made to compensate the executives for their income tax liability (together, “loan extinguishment value”) was recorded as compensation expense; and
           b. The balance sheet liability, accrued stock compensation expense, was reduced through a credit to compensation expense for an amount equal to the loan extinguishment value, representing the reduction of the stock-based compensation as a result of the value that the Company will recoup through the repricing of the options. The remaining liability was reclassified into additional paid in capital, as the Company is no longer contemplating settlement of the underlying awards in cash and the provision for regranting additional options that was originally contained in the options in question has been removed as a result of the loan extinguishment agreements.
As of December 31, 2005:
           The modification of the option agreements results in variable accounting due to the lack of achieving a measurement date under an evaluation of APB 25 paragraph 10 b. as the number of shares that will need to be repriced will not be known until the effective date of the IPO because the difference in price between the original options and the repriced options will not be until that time. Additionally, the Company considered EITF 00-23, Issue 26, which requires either a new measurement date or variable accounting upon an upward repricing or reduction of the number of shares under an option agreement and concluded that the upward repricing in question does not by itself trigger variable accounting for the following reasons: a) the options have not been similarly repriced in the past, b) the repricing is not related to the Company’s assessment of the executives’ job performance and c) the Company believes that the circumstances under which the repricings were made will not occur again. The Company’s conclusion that a repricing will not occur in the future is based on the fact that there are no other outstanding loans to executive officers and the Company will be precluded from making such loans under Section 402 of the Sarbanes-Oxley Act of 2002 once an initial public offering becomes effective. The Company’s intent was to recoup the loan extinguishment value through the upward repricing of the options and similar circumstances will not exist in the future. Therefore, once the repricing occurs, the awards will become fixed.
           The Company is accounting for these awards as follows: the options will continue to be treated as variable until the options are repriced due to not reaching a measurement date under an evaluation of paragraph 10 b. of APB 25. The expense to be recorded will be calculated as follows: a) total intrinsic value of the awards based on the fair value of the award at the end of the period as determined by the board of directors, or by reference to the IPO price at the IPO date less b) the loan extinguishment value. This net intrinsic value will then be recorded as expense based on the proportional vesting of the underlying grants and a credit recognized in additional paid in capital. If the loan extinguishment value exceeds the intrinsic value of the awards, no stock compensation expense would be recorded related to the stock options. As of December 31, 2005, the cumulative variable stock compensation expense recognized was $442,000. The intrinsic value of the awards at December 31, 2005 exceeded the loan extinguishment value.
Proposed accounting in 2006:
           The variable intrinsic value accounting described above will continue to be applied through the date of the repricing, when the awards will become fixed. This is due to the Company having to adopt SFAS 123R on a prospective basis and the fact that the modification of the awards occurred prior to the Company becoming a Registrant per the view expressed by the SEC Staff in SAB 107. The net intrinsic value as of that date will be recorded either to compensation cost immediately or over the remaining vesting period of the options to the extent that the underlying awards are not vested at that date.
           The disclosure on page F-27 of the prospectus has been revised to cover the accounting treatment for this extinguishment.
           The above accounting has been reviewed by our independent registered public accounting firm’s national office and they concur with the Company’s accounting treatment.

February 15, 2006

     The Company supplementally advises the Staff that Piper Jaffray & Co. (“Piper Jaffray”) will handle offers and sales under the directed share program on behalf of the Company disclosed on pages 103-104 of the prospectus. The Company will establish the aggregate number of shares reserved for the directed share program, will specify the potential recipients of the directed shares and will allocate the directed shares among the actual recipients. The Company has been informed by Piper Jaffray that it will use the following procedures in connection with the directed share program.
     The Company will provide the names and addresses of the potential recipients to Piper Jaffray. Once the preliminary prospectuses have been printed, Piper Jaffray will send a package containing the directed share program materials (the forms of which have supplementally provided to the Staff) together with a copy of the preliminary prospectus to prospective participants. The directed share program materials will include a participation instructions cover letter, an instruction page for document completion, an indication of interest form, a questionnaire and supplemental form relating to Business Conduct Rule 2790 of the National Association of Securities Dealers, Inc. (“Conduct Rule 2790”) , and a form for opening a brokerage account with Piper Jaffray. The indication of interest form requests participants to indicate the number of shares, if any, that they wish to purchase. In accordance with Rule 134(d), the participation instructions state that no offer to buy the common stock can be accepted and no part of the purchase price can be received until the registration statement has become effective and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date, and further that that an indication of interest will involve no obligation or commitment of any kind. In addition, to comply with Rule 134(b)(1), these materials contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. Participants are also required to complete a further questionnaire to ensure compliance with the NASD’s requirements under Conduct Rule 2790. Although an account form is also included in the package sent to potential participants, the instructions specifically emphasize that the potential purchasers should not send payment with the paperwork and that funds are due on the settlement date, which occurs three trading days after the trade date. Therefore, no funds are put in newly established brokerage accounts before the effective date of the offering.
     After the registration statement has been declared effective and the price of the shares has been determined, potential participants are contacted to confirm their interest in purchasing the shares they have previously indicated an interest in purchasing or have otherwise been allocated. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the individual will receive by mail a written confirmation of the purchase and a final prospectus.
     The directed share program is part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures for the directed share program are substantially the same as the procedures that the underwriters will use to offer securities to the general public.
***
     Please do not hesitate to call me at (720) 566-4025 or Christian J. Scognamillo at (650) 843-5196 if you have any questions or would like additional information regarding this matter.
Sincerely,
/s/ Brent D. Fassett, Esq.
Brent D. Fassett, Esq.

cc:	Ms. Nancy Morris (Securities and Exchange Commission)
Ms. Suzanne Hayes (Securities and Exchange Commission)
Thomas B. King (Alexza Pharmaceuticals, Inc.)
August Moretti (Alexza Pharmaceuticals, Inc.)
James C. T. Linfield, Esq. (Cooley Godward LLP)
Christian J. Scognamillo, Esq. (Cooley Godward LLP)
Alan C. Mendelson, Esq. (Latham & Watkins LLP)
William C. Davisson, III, Esq. (Latham & Watkins LLP)